cM


03051258

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

TC 6/24/03

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 13273

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/02 (MM/DD/YY) AND ENDING 04/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GERARD SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

427 BEDFORD ROAD
(No. and Street)

PLEASANTVILLE (City) NY (State) 10570 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MAX GERBER 914 744-2022
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MICHAEL S. SETTLER CPA PC
(Name – *if individual, state last, first, middle name*)

PO BOX 307 (Address) PLEASANTVILLE (City) NY (State) 10570 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.


PROCESSED
JUL 01 2003
THOMSON FINANCIAL
SEC MAIL PROCESSING
RECEIVED
JUN 18 2003
WASH. D.C. 155 SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

FORM X-17A-5

3/91

FOCUS REPORT

OMB No. 3235-0123 (5-31-87)

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [16] 2) Rule 17a-5(b) [17] 3) Rule 17a-11 [18]

4) Special request by designated examining authority [19] 5) Other [26]

NAME OF BROKER-DEALER: GERBRO SECURITIES INC [13]

SEC FILE NO.: 8-13273 [14]

FIRM ID. NO.: 12-01989 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

26 BROADWAY 1st FLOOR [20]
(No. and Street)

FOR PERIOD BEGINNING (MM/DD/YY) [24]

NEW YORK [21] N.Y [22] 10004 [23]
(City) (State) (Zip Code)

AND ENDING (MM/DD/YY) [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: MAX GERBER [30]

(Area Code)—Telephone No.: 914 741 2022 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: [32] [34] [36] [38]

OFFICIAL USE [33] [35] [37] [39]

10-001989-C IIA
GERBRO SECURITIES, INC.
MAX GERBER
26 BROADWAY, 1ST FLOOR,
NEW YORK NY 10004

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [40] NO ✓ [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [42]

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the ____________ day of ____________ 19____

Manual signatures of:

1) ______________________
Principal Executive Officer or Managing Partner

2) ______________________
Principal Financial Officer or Partner

3) ______________________
Principal Operations Officer or Partner

ATTENTION—Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

OATH OR AFFIRMATION

I, JAMES GERBER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GERBRO SECURITIES INC, as of APRIL 30, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OLUKAYODE FERNANDEZ
Notary Public, State of New York
No. 01FE6088036
Qualified in Westchester County
Commission Expires March 3, 07

Notary Public

Signature

PRESIDENT

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

Name (If individual, state last, first, middle name)

MICHAEL S. SETTLER CPA PC
PO BOX 207
PLEASANTVILLE NY 10570

70

ADDRESS	Number and Street	City	State	Zip Code
	71	72	73	74

Check One

(X)	Certified Public Accountant	75
( )	Public Accountant	76
( )	Accountant not resident in United States or any of its possessions	77

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
50	51	52	53			

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER GERBRD SECURITIES, INC | N 3 | 100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 4/30/03 | 99

SEC FILE NO. 8-13273 | 98

Consolidated | 198

Unconsolidated | 199

ASSETS

	Allowable		Non-Allowable		Total	
1. Cash	$ 125609	200			$ 125609	750
2. Receivables from brokers or dealers:						
A. Clearance account	15354	295				
B. Other		300	$	550	15354	810
3. Receivables from non-customers		355		600		830
4. Securities and spot commodities owned, at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities		424				
E. Spot commodities		430				850
5. Securities and/or other investments not readily marketable:						
A. At cost $ ____ 130						
B. At estimated fair value		440	20100	610	20100	860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ ____ 150						
B. Other securities $ ____ 160						
7. Secured demand notes: market value of collateral:		470		640		890
A. Exempted securities $ ____ 170						
B. Other securities $ ____ 180						
8. Memberships in exchanges:						
A. Owned, at market $ ____ 190						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490		680		920
11. Other assets. RENT SEC. DEPOSIT		535	2000	735	2000	930
12. TOTAL ASSETS	$ 140963	540	$ 22100	740	$ 163063	940

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Gerbro Securities Inc as of 4/30/03

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities*		Non-A.I. Liabilities*		Total	
13. Bank loans payable	$	1045	$	1255	$	1470
14. Payable to brokers or dealers:						
A. Clearance account		1114		1315		1560
B. Other		1115		1305		1540
15. Payable to non-customers		1155		1355		1610
16. Securities sold not yet purchased, at market value				1360		1620
17. Accounts payable, accrued liabilities, expenses and other	52251	1205		1385	52251	1685
18. Notes and mortgages payable:						
A. Unsecured		1210				1690
B. Secured		1211		1390		1700
19. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings:				1400		1710
1. from outsiders $ [970]						
2. Includes equity subordination (15c3-1 (d)) of .... $ [980]						
B. Securities borrowings, at market value:				1410		1720
from outsiders $ [990]						
C. Pursuant to secured demand note collateral agreements:				1420		1730
1. from outsiders $ [1000]						
2. Includes equity subordination (15c3-1 (d)) of .... $ [1010]						
D. Exchange memberships contributed for use of company, at market value				1430		1740
E. Accounts and other borrowings not qualified for net capital purposes		1220		1440		1750
20. TOTAL LIABILITIES	$ 52251	1230	$	1450	$ 52251	1760

Ownership Equity

		Total	
21. Sole proprietorship		$	1770
22. Partnership (limited partners $ [1020])			1780
23. Corporation:			
A. Preferred stock			1791
B. Common stock		49119	1792
C. Additional paid-in capital		40000	1793
D. Retained earnings		21693	1794
E. Total			1795
F. Less capital stock in treasury		( )	1796
24. TOTAL OWNERSHIP EQUITY		$ 110812	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 163063	1810

OMIT PENNIES

*Brokers or dealers electing the alternative net capital requirement method need not complete these columns.

ALTERNATIVE FILERS

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER GERBRO SECURITIES INC

For the period (MMDDYY) from 05/01/02 [3932] to 04/30/03 [3933]

Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

Item		Amount	Code
1. Commissions:			
a. Commissions on transactions in exchange listed equity securities executed on an exchange		$ 55025	3935
b. Commissions on listed option transactions		71852	3938
c. All other securities commissions		18484	3939
d. Total securities commissions		145361	3940
2. Gains or losses on firm securities trading accounts			
a. From market making in options on a national securities exchange			3945
b. From all other trading		2443	3949
c. Total gain (loss)			3950
3. Gains or losses on firm securities investment accounts			3952
4. Profit (loss) from underwriting and selling groups		30605	3955
5. Revenue from sale of investment company shares			3970
6. Commodities revenue			3990
7. Fees for account supervision, investment advisory and administrative services			3975
8. Other revenue		42248	3995
9. Total revenue		$ 225657	4030

EXPENSES

Item		Amount	Code
10. Salaries and other employment costs for general partners and voting stockholder officers		$ 126500	4120
11. Other employee compensation and benefits		34601	4115
12. Commissions paid to other broker-dealers			4140
13. Interest expense			4075
a. Includes interest on accounts subject to subordination agreements	[4070]		
14. Regulatory fees and expenses		1893	4195
15. Other expenses		61955	4100
16. Total expenses		$ 224949	4200

NET INCOME

Item		Amount	Code
17. Net Income (loss) before Federal income taxes and items below (Item 9 less Item 16)		$ 708	4210
18. Provision for Federal income taxes (for parent only)		106	4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above			4222
a. After Federal income taxes of	[4238]		
20. Extraordinary gains (losses)			4224
a. After Federal income taxes of	[4239]		
21. Cumulative effect of changes in accounting principles			4225
22. Net income (loss) after Federal income taxes and extraordinary items		$ 602	4230

MONTHLY INCOME

Item		Amount	Code
23. Income (current month only) before provision for Federal income taxes and extraordinary items		$	4211

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER GERBRO SECURITIES INC as of ____________

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 110812	3480
2.	Deduct ownership equity not allowable for Net Capital [19]			( )	3490
3.	Total ownership equity qualified for Net Capital			110812	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
	B. Other (deductions) or allowable credits (List)				3525
5.	Total capital and allowable subordinated liabilities			$ 110812	3530
6.	Deductions and/or charges:				
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) [17]	$ 22100	3540		
	B. Secured demand note deficiency		3590		
	C. Commodity futures contracts and spot commodities-proprietary capital charges		3600		
	D. Other deductions and/or charges		3610	(22100)	3620
7.	Other additions and/or allowable credits (List)				3630
8.	Net capital before haircuts on securities positions [20]			$	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities [18]		3735		
	2. Debt securities		3733		
	3. Options		3730		
	4. Other securities		3734		
	D. Undue Concentration		3650		
	E. Other (List)		3736	( )	3740
10.	Net Capital			$ 88712	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER GERBRO SECURITIES INC as of 4/30/03

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$ 3483	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 50000	3758
13.	Net capital requirement (greater of line 11 or 12)	$ 50000	3760
14.	Excess net capital (line 10 less 13)	$ 38712	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$ 83487	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			$ 52251	3790
17.	Add:				
	A. Drafts for immediate credit	$	3800		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
	C. Other unrecorded amounts (List)	$	3820	$	3830
19.	Total aggregate indebtedness			$ 52251	3840
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)			% 59	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)			%	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	3870
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	3880
24.	Net capital requirement (greater of line 22 or 23)	$	3760
25.	Excess net capital (line 10 less 24)	$	3910
26.	Net capital in excess of: 5% of combined aggregate debit items or $120,000	$	3920

OMIT PENNIES

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER GERBRO SECURITIES INC as of 4/30/03

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1 .... [4550]

B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained .... [4560]

C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm FISERV [4335] 8-030453 [4570]

D. (k) (3)—Exempted by order of the Commission .... [4580]

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER GERARD SECURITIES INC

For the period (MMDDYY) from 05/01/02 to 04/30/03

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period	$ 21091	4
A. Net income (loss)	602	4
B. Additions (Includes non-conforming capital of $ [4262])		4
C. Deductions (Includes non-conforming capital of $ [4272])		4
2. Balance, end of period (From item 1800)	$ 21693	4

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$	4
A. Increases		4
B. Decreases		4
4. Balance, end of period (From item 3520)	$	4

OMIT PENN

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
4600	4601	4602	4603	4604	46
4610	4611	4612	4613	4614	46
4620	4621	4622	4623	4624	46
4630	4631	4632	4633	4634	46
4640	4641	4642	4643	4644	46
4650	4651	4652	4653	4654	46
4660	4661	4662	4663	4664	46
4670	4671	4672	4673	4674	46
4680	4681	4682	4683	4684	46
4690	4691	4692	4693	4694	46
		TOTAL $	4699		

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c)(2)(iv) Liabilities

Gerbro Securities, Inc.
Financial Statements
April 30,2003


SEC MAIL PROCESSING
RECEIVED
JUN 1 8 2003
WASH, D.C. 155 SECTION

MICHAEL S. SETTLER, CPA, PC

Certified Public Accountants
PO BOX 307
PLEASANTVILLE, NY 10570
PHONE: 914- 769-7650
FAX: 914-769-0621
EMAIL: SETT2@AOL.COM

Michael S. Settler, CPA
Edward Zajaczkowski

Gerbro Securities, Inc.
427 Bedford Road Suite 270
Pleasantville, NY 10570

Gentlemen:

We have examined the answers to the Financial Questionnaire of Gerbro Securities, Inc. as of April 30, 2003. Our examination was made in accordance with generally accepted auditing standards and accordingly, included a review of the system of internal control and the procedures as we considered necessary in the circumstances, including the audit procedures by the Securities and Exchange Commission.

In our opinion, the accompanying answers to the Financial Questionnaire presents fairly the financial position of Gerbro Securities, Inc. as of April 30, 2003, in the form required by the Securities and Exchange Commission, in conformity with generally accepted accounting principles applied on a basis consistent with that of the preceding year.

Respectfully submitted,



Michael S. Settler, CPA, PC
June 4, 2003

Gerbro Securities, Inc.
Balance Sheet
April 30, 2003

Assets	
Current assets:	
Cash in banks	$ 6,933
Commissions receivable	15,354
Cash equivalents	118,677
Total current assets	140,963
Fixed assets	
Furniture & Computers	22,564
Less: Depreciation	22,564
Total net fixed assets	0
Other assets	
Investments	20,100
Rent security deposit	2,000
Total other assets	22,100
Total assets	$ 163,063
Liabilities and Shareholders Equity	
Current liabilities:	
Taxes payable	$ 282
Accrued expenses	51,969
Total liabilities	52,251
Shareholders equity:	
Common stock	49,119
Additional paid in capital	40,000
Retained earnings	21,693
Total shareholders equity	110,812
Total liabilities and shareholders equity	$ 163,063

Gerbro Securities, Inc.
Income Statement & Retained Earnings
For The Year Then Ended April 30, 2003

Revenues:	
Commission income	$178,679
Expenses:	
Bank service charges	98
Commissions	2,976
Dues and registration fees	8,984
Legal and professional	1,840
Office	1,958
Clearing fees paid	1,937
Rent	14,925
Pension	31,625
Internet fees	2,063
Salaries and wages	126,500
Payroll taxes	7,081
Quotron Fees	12,774
Meetings and conference costs	2,823
Telephone, fax & copy	4,752
Insurance	501
Subscriptions and publications	1,422
Travel and local transportation	625
Utilities & electric	1,813
Total expenses	224,697
Total operating income/(loss)	(46,018)
Add: interest income	46,978
Less: provision for corporate taxes	358
Net income/ (loss)	602
Add: beginning Retained Earnings	21,091
Ending Retained Earnings	$ 21,693

Gerbro Securities, Inc.
Statement of Cash Flows
For The Year Then Ended April 30, 2003

Cash flows from operating activities:	
Net income for period	$ 602
Adjustments to reconcile net income to cash	
Provided by operating activities:	
Decrease in prepaid taxes	1,000
Increase in commissions receivable	(15,354)
Increase in taxes payable	6
Increase in accrued expenses payable	7,899
Total adjustments	(6,449)
Net cash provided by operations	(5,847)
Add: cash beginning of year	131,456
Cash at end of year	$ 125,609